UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____________ to ____________
Commission file number 0-19969
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Arkansas Best 401(k) and DC Retirement Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Arkansas Best Corporation
3801 Old Greenwood Road
Fort Smith, Arkansas 72903

Arkansas Best 401(k) and DC Retirement Plan
EIN 71-0673405 PN 002
Accountants’ Report and Financial Statements
December 31, 2008 and 2007

Arkansas Best 401(k) and DC Retirement Plan
December 31, 2008 and 2007

Report of Independent Registered Public Accounting Firm
Investment Committee and Plan Administrator
Arkansas Best 401(k) and DC Retirement Plan
Fort Smith, Arkansas
We have audited the accompanying statements of net assets available for benefits of Arkansas Best 401(k) and DC Retirement Plan as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Arkansas Best 401(k) and DC Retirement Plan as of December 31, 2008 and 2007, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
As discussed in Note 4, in 2008 the Plan changed its method of accounting for fair value measurements in accordance with Statement of Financial Accounting Standards No. 157.
The accompanying supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.
/s/ BKD, LLP
Fort Smith, Arkansas
June 26, 2009
Federal Employer Identification Number: 44-0160260

Arkansas Best 401(k) and DC Retirement Plan
Statements of Net Assets Available for Benefits
December 31, 2008 and 2007

	2008	2007

Investments, At Fair Value
Mutual funds	$167,831,774	$232,069,528
Common stock of Arkansas Best Corporation	7,439,151	6,091,504
Other common stock	3,528,433	5,762,165
Other	489,431	382,193
Participant loans	5,466,558	5,289,315

	184,755,347	249,594,705

Receivables
Employers’ contributions	1,516,381	1,169,994
Participants’ contributions	863,837	81,055
Other	52,593	—

	2,432,811	1,251,049

Net Assets Available for Benefits	$187,188,158	$250,845,754

See Notes to Financial Statements

Arkansas Best 401(k) and DC Retirement Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2008 and 2007

	2008	2007

Contributions
Participants	$13,940,104	$14,327,470
Employers	5,169,569	4,961,742
Rollovers	311,449	884,930

Total contributions	19,421,122	20,174,142

Deductions
Benefits paid directly to participants	18,893,838	17,069,512
Administrative expenses	29,047	24,821

Total deductions	18,922,885	17,094,333

Net Investment (Loss) Income
Net (depreciation) appreciation in fair value of investments	(65,707,929)	6,010,342
Interest and dividends	1,528,351	2,167,973

Net investment (loss) income	(64,179,578)	8,178,315

Net (Decrease) Increase Prior to Transfers	(63,681,341)	11,258,124

Transfer of Assets from Other Plans	23,745	46,381

Net (Decrease) Increase	(63,657,596)	11,304,505

Net Assets Available for Benefits, Beginning of Year	250,845,754	239,541,249

Net Assets Available for Benefits, End of Year	$187,188,158	$250,845,754

See Notes to Financial Statements

Arkansas Best 401(k) and DC Retirement Plan
Notes to Financial Statements
December 31, 2008 and 2007
Note 1: Description of the Plan
The following description of the Arkansas Best 401(k) and DC Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions, which is available from the Plan Administrator. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
     General
The Plan is a defined contribution plan which covers eligible employees of Arkansas Best Corporation and certain of its subsidiaries: ABF Freight System, Inc., ABF Cartage, Inc., Data-Tronics Corp., FleetNet America, Inc., Freightvalue, Inc. (as of January 2008), Global Supply Chain Services, Inc. (as of May 2007) and Land-Marine Cargo, Inc. (“Participating Companies” or collectively, the “Company”), except for employees of collective bargaining units, casual employees (defined as part-time employees who work less than thirty hours per week) who have not completed certain periods of service and leased employees. In addition to the right to participate in the Plan, eligible employees hired before January 1, 2006 also participate in a nonunion defined benefit pension plan sponsored by the Company. Employees hired after December 31, 2005 do not participate in the nonunion defined benefit pension plan. The Plan was amended, effective January 1, 2006, to provide a DC Retirement feature (the “DC feature”) for eligible employees who do not participate in the nonunion defined benefit pension plan.
The DC feature of the Plan covers substantially all regular full-time employees of the Company hired after December 31, 2005, except for employees of collective bargaining units, casual employees (defined as part-time employees who work less than thirty hours per week) who have not completed certain periods of service and leased employees. Employees participating in the DC feature are eligible to receive a discretionary annual contribution from the Company which is subject to the provisions of the Plan.
     Contributions
For 2008 and 2007, the Plan allowed participants to contribute up to 75% of their annual compensation as defined by the Plan, subject to certain limitations. Under the Plan, certain Participating Companies provide company matching contributions to each participant’s account. An additional annual Company contribution may be made at the discretion of each Participating Company’s Board of Directors. For the years ended December 31, 2008 and 2007, no additional Company contributions were made.

Arkansas Best 401(k) and DC Retirement Plan
Notes to Financial Statements
December 31, 2008 and 2007
For the years ended December 31, 2008 and 2007, the Company matching contributions as a percentage of annual participant’s compensation are presented in the following table:

Company Matching
Contribution as a
Percentage of
Annual Participant’s
Participating Company	Compensation

Arkansas Best Corporation	50% of the first 6%
ABF Freight System, Inc.	50% of the first 6%
ABF Cartage, Inc.	50% of the first 6%
Data-Tronics Corp.	50% of the first 6%
FleetNet America, Inc.	No Match
Freightvalue, Inc. (as of January 2008)	50% of the first 6%
Global Supply Chain Services, Inc. (as of May 2007)	50% of the first 6%
Land-Marine Cargo, Inc.	50% of the first 6%
Participants direct the investment of their 401(k) contributions as well as the Company’s matching contributions into various investment options offered by the Plan including 23 mutual funds, Arkansas Best Corporation common stock and the Fidelity BrokerageLink® self-directed account. Effective January 31, 2005, a participant’s investment in either the Arkansas Best Corporation common stock or the Fidelity BrokerageLink® self-directed account is generally limited to 25% of the participant’s 401(k) account balance.
Discretionary Company contributions under the DC feature are credited to a participant’s account based on a percentage of the participant’s eligible compensation. Under the DC feature, participants direct the investment of the Company’s discretionary contributions into various investment options which include the 23 mutual funds offered by the Plan. The Company made discretionary contributions related to the DC feature of $1,010,726 for the 2008 plan year and $705,223 for the 2007 plan year.
The Plan’s investment committee may change the available investment options from time-to-time.

Arkansas Best 401(k) and DC Retirement Plan
Notes to Financial Statements
December 31, 2008 and 2007
     Participant Accounts
Separate participant accounts are maintained for a participant’s 401(k) contribution, the Company’s matching contributions and the discretionary contributions including contributions made pursuant to the DC feature. Participants’ accounts are credited with related investment returns and are charged with transaction processing and account administration fees.
     Vesting
Participants in the Plan are immediately vested in their 401(k) contributions plus earnings thereon. Participants employed after December 31, 2001 are fully vested in the Company’s contribution plus related earnings after three years of continuous service. Participants who terminated employment before January 1, 2002 became fully vested in the Company’s contribution plus related earnings after five years of continuous service. Upon death, disability or normal retirement, as defined by the Plan, participants become fully vested in Company contributions and related earnings. Any unvested Company contributions and related earnings are generally forfeited upon termination. During 2008 and 2007, forfeitures of $130,696 and $65,000, respectively, were used to reduce the Company’s matching contribution.
Under the DC feature, participants are fully vested in the Company’s discretionary contributions after three years of continuous service. Upon death, disability or normal retirement, as defined by the Plan, participants become fully vested in the Company’s discretionary contributions.
     Payment of Benefits
Upon termination of service, a participant may elect to receive a lump-sum amount equal to the vested balance of the participant’s account, which will be paid either as a direct rollover or directly to the participant.
     Participant Loans
The Plan Document includes provisions authorizing loans from the Plan to active eligible participants. Participants may borrow from their 401(k) account a minimum of $1,000 up to a maximum calculated as the lesser of 50% of their vested 401(k) account balance or $50,000 reduced by the participant’s highest loan balance in the preceding twelve-month period. The loans are secured by the balance in the participant’s account and bear interest at 8% as determined by the Plan Administrator.
No loans are allowed under the DC feature.
     Plan Termination
Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their accounts.

Arkansas Best 401(k) and DC Retirement Plan
Notes to Financial Statements
December 31, 2008 and 2007
Note 2: Summary of Significant Accounting Policies
     Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting.
     Valuation of Investments and Income Recognition
Quoted market prices, if available, are used to value investments. Participant loans are valued at amortized cost, which approximates fair value. See Note 4 for discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
     Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent liabilities at the date of the financial statements. Actual results could differ from those estimates.
     Administrative Expenses
All investment-related administrative charges are paid by the Plan as provided in the Plan Document. All other expenses of maintaining the Plan are paid by the Company.
     Plan Tax Status
The Plan obtained its latest determination letter on August 20, 2004, in which the U.S. Internal Revenue Service (the “IRS”) stated that the Plan and related trust, as then designed, were in compliance with the applicable requirements of the U.S. Internal Revenue Code and, therefore, not subject to income tax. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan and related trust were designed and operated in compliance with the applicable requirements of the U.S. Internal Revenue Code as of December 31, 2008. According to the IRS timeline, a new determination letter may be applied for in 2010.
     Payment of Benefits
Benefit payments to participants are recorded upon distribution.

Arkansas Best 401(k) and DC Retirement Plan
Notes to Financial Statements
December 31, 2008 and 2007
     Life Insurance Policies
Prior to July 1, 1987, the Plan offered an option to invest in allocated life insurance contracts. The Plan has no liability under these life insurance contracts and the contracts’ values are excluded from the assets of the Plan. Upon death of the participant, benefits are paid directly to the beneficiary. Any cash surrender value upon termination of a life insurance policy is paid directly to terminated participants or to the Plan for active participants.
Note 3: Investments
The Plan’s investments, which are directed by participants into the various investment options, are held by Fidelity Management Trust Company. The following table presents the Plan’s investments as of December 31, 2008 and 2007 that represent 5% or more of net assets available for benefits.

	2008	2007

Mutual Funds
Fidelity Retirement Money Market Portfolio	$33,169,711	$28,198,206
Fidelity Spartan U.S. Equity Index Fund	25,424,890	43,201,703
Dodge and Cox Stock Fund	18,768,423	36,484,033
Fidelity Capital Appreciation Fund	14,452,208	25,889,240
PIMCO Total Return ADM Fund	14,277,309	12,046,550
Vanguard Target 2015 Fund	13,422,903	19,686,895
Fidelity Low-Priced Stock Fund	9,562,336	16,282,318

	$129,077,780	$181,788,945

Arkansas Best 401(k) and DC Retirement Plan
Notes to Financial Statements
December 31, 2008 and 2007
During the years ended December 31, 2008 and 2007, the net (depreciation) appreciation in fair value of the Plan’s investments (including gains and losses on investments bought, sold and held during the year) was as follows:

	2008
	Net
	(Depreciation)
	Appreciation
	in Fair Value	Fair Value at
	During Year	December 31

Mutual funds	$(62,957,152)	$167,831,774
Common stock of Arkansas Best Corporation	2,781,954	7,439,151
Other common stock	(5,445,880)	3,528,433
Other	(86,851)	489,431
Participant loans	—	5,466,558

	$(65,707,929)	$184,755,347

	2007
	Net
	Appreciation
	(Depreciation)
	in Fair Value	Fair Value at
	During Year	December 31

Mutual funds	$9,508,206	$232,069,528
Common stock of Arkansas Best Corporation	(3,757,263)	6,091,504
Other common stock	242,018	5,762,165
Other	17,381	382,193
Participant loans	—	5,289,315

	$6,010,342	$249,594,705

Interest and dividends realized on the Plan’s investments for the years ended December 31, 2008 and 2007, were $1,528,351 and $2,167,973, respectively.

Arkansas Best 401(k) and DC Retirement Plan
Notes to Financial Statements
December 31, 2008 and 2007
Note 4: Fair Value Measurements
Effective January 1, 2008, the Plan adopted Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“FAS 157”). FAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. FAS 157 has been applied prospectively as of January 1, 2008.
FAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. FAS 157 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. FAS 157 describes three levels of inputs that may be used to measure fair value:
Level 1	Quoted prices in active markets for identical assets or liabilities.

Level 2	Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in active markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. The Plan’s investments classified as Level 1 include mutual funds, common stock and other investments measured at fair value as determined by quoted market prices in an active market.
     Participant loans are Level 3 investments that are valued at amortized cost, which approximates fair value.

Arkansas Best 401(k) and DC Retirement Plan
Notes to Financial Statements
December 31, 2008 and 2007
The following table presents, for each of the fair value hierarchy levels, the fair value measurements of assets recognized in the accompanying statement of net assets available for benefits measured at fair value on a recurring basis at December 31, 2008:

		Fair Value Measurements Using
	Fair Value	Level 1	Level 2	Level 3

Mutual funds	$167,831,774	$167,831,774	$—	$—
Common stock of Arkansas Best Corporation	7,439,151	7,439,151
Other common stock	3,528,433	3,528,433	—	—
Other	489,431	489,431	—	—
Participant loans	5,466,558	—	—	5,466,558

Total	$184,755,347	$179,288,789	$—	$5,466,558

The following is a reconciliation of the beginning and ending balances of recurring fair value measurements recognized in the accompanying statement of net assets available for benefits using significant unobservable (Level 3) inputs:

Participant
Loans

Balance, January 1, 2008	$5,289,315
Loan proceeds and repayments (net)	177,243

Balance, December 31, 2008	$5,466,558

Note 5: Party-in-Interest Transactions
Certain Plan investments are shares of mutual funds managed by Fidelity Investments, an affiliate of Fidelity Management Trust Company. Fidelity Management Trust Company is the trustee of the Plan and, therefore, these transactions qualify as party-in-interest. Transaction processing and account administration fees paid by participants to Fidelity Management Trust Company for 2008 and 2007 totaled $29,047 and $24,821, respectively.
Investments in common stock of the Company qualify as party-in-interest transactions. As of December 31, 2008 and 2007, the Plan’s investments in Arkansas Best Corporation common stock were $7,439,151 and $6,091,504, respectively.

Arkansas Best 401(k) and DC Retirement Plan
Notes to Financial Statements
December 31, 2008 and 2007
Note 6: Significant Estimates and Concentrations
     Current Economic Conditions
The current economic environment presents employee benefit plans with unprecedented circumstances and challenges, which in some cases have resulted in large declines in the fair value of investments. Given the volatility of current economic conditions, the values of assets recorded in the financial statements could change rapidly, resulting in material future changes in investment values that could impact the Plan.
     Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Supplemental Schedule

Arkansas Best 401(k) and DC Retirement Plan
EIN 71-0673405 PN 002
Schedule H, Line 4i — Schedule of Assets (Held At End of Year)
December 31, 2008

	Identity of Issuer	Description of Investment	Current Value
	Mutual Funds
*	Fidelity Management Trust Company	Fidelity Retirement Money Market Portfolio, 33,169,711 shares	$33,169,711
*	Fidelity Management Trust Company	Fidelity Spartan U.S. Equity Index Fund, 797,019 shares	25,424,890
	Dodge & Cox Funds	Dodge & Cox Stock Fund, 252,366 shares	18,768,423
*	Fidelity Management Trust Company	Fidelity Capital Appreciation Fund, 918,767 shares	14,452,208
	Pacific Investment Management Company	PIMCO Total Return ADM Fund, 1,408,019 shares	14,277,309
	Vanguard Trust Company	Vanguard Target 2015 Fund, 1,405,540 shares	13,422,903
*	Fidelity Management Trust Company	Fidelity Low-Priced Stock Fund, 413,596 shares	9,562,336
	Vanguard Trust Company	Vanguard Total Bond Market Index Inst Fund, 740,129 shares	7,534,514
	Vanguard Trust Company	Vanguard Target 2025 Fund, 505,079 shares	4,682,086
	Harbor Funds	Harbor International Inv Fund, 109,018 shares	4,340,026
*	Fidelity Management Trust Company	Fidelity Spartan International Index Fund, 124,014 shares	3,316,136
	Vanguard Trust Company	Vanguard Target 2035 Fund, 318,298 shares	2,944,254
	CRM, LLC	CRM Small Cap Value Fund, 148,491 shares	2,199,157
*	Fidelity Management Trust Company	Fidelity Spartan Extended Market Index Fund, 92,488 shares	2,085,601
	Vanguard Trust Company	Vanguard Target 2045 Fund, 214,577 shares	2,053,504
	CRM, LLC	CRM Mid Cap Value Fund, 105,870 shares	2,006,228
	Vanguard Trust Company	Vanguard Target 2020 Fund, 89,553 shares	1,483,895
	Vanguard Trust Company	Vanguard Target 2010 Fund, 37,177 shares	654,696
	Vanguard Trust Company	Vanguard Target 2030 Fund, 38,315 shares	595,411
	Vanguard Trust Company	Vanguard Target Retirement Income Fund, 59,349 shares	564,998
	Vanguard Trust Company	Vanguard Target 2005 Fund, 44,490 shares	431,112
	Vanguard Trust Company	Vanguard Target 2050 Fund, 17,139 shares	260,167
	Vanguard Trust Company	Vanguard Target 2040 Fund, 10,762 shares	162,834
	Common Stock
*	Arkansas Best Corporation	247,034 shares	7,439,151
	BrokerageLink Self-Directed Accounts
*	Fidelity Brokerage Services, LLC		7,457,239
*	Participant Loans	Various loans with interest rates of 8% with original maturities generally not exceeding 5 years	5,466,558

			$184,755,347

*	Indicates party-in-interest to the Plan.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the employee benefit plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Arkansas Best 401(k) and DC Retirement Plan
June 29, 2009	/s/ David R. Cobb
David R. Cobb
Vice President and Controller

EXHIBIT INDEX

Exhibit Number	Seq. Description	Page No.

23.1	Consent of BKD LLP	15